EXHIBIT 99.20

AMENDMENT NO. 4 TO
LONGVIEW FIBRE COMPANY
BRANCH PLANT HOURLY EMPLOYEES' 401(K) PLAN

This Amendment is made to the Longview Fibre Company Branch Plant Hourly Employees' 401(k) Plan (the "Plan"). The amendments set forth below are effective February 1, 2005. All terms defined in the Plan shall have the same meanings when used herein. All provisions of the Plan not amended by this Amendment shall remain in full force and effect.

1. Section 10.1 is amended to read as follows:

10.1 Participant Loans Permitted

Loans to Participants are permitted pursuant to the terms and conditions set forth in this Section, except that a loan shall not be permitted to a Participant who is no longer an Employee or to a Beneficiary or an Alternate Payee, unless such Participant, Beneficiary or Alternate Payee is otherwise a party in interest (as defined in ERISA section 3(14)). No loan will be made to a Participant during any period with respect to which loan availability has been suspended by the Administrator (or its delegate) for such Participant pursuant to the Plan's Qualified Domestic Relations Order procedures established by the Administrator.

2. Section 10.5(c) is amended to read as follows:

(c)
Legal Maximum Limit. The maximum a Participant may borrow, including the aggregate outstanding balances of existing Plan loans, is 50% of his vested Account balance, not to exceed $50,000. However, the $50,000 maximum is reduced by the Participant's highest aggregate outstanding Plan loan balance during the 12-month period ending on the day before the date as of which the loan is processed. A defaulted loan that has been deemed distributed (including interest accrued thereon, whether before or after such deemed distribution), but that has not been repaid or offset against the Participant's Account, shall be considered outstanding for purposes of determining the maximum amount of any subsequent loan to the Participant. For purposes of this paragraph, the qualified plans of all Related Companies shall be treated as though they are part of the Plan to the extent it would decrease the maximum loan amount.

3. Section 10.6 is amended to read as follows:

10.6 Maximum Number of Loans

A Participant may have only one loan outstanding at any given time; provided, however, that solely for purposes of this Section 10.6 a defaulted loan that has been treated as a deemed distribution but that has not been repaid or offset against the Participant's Account shall not be treated as outstanding. However, no additional loan will be issued to a Participant who has a defaulted outstanding loan that has not been repaid or offset unless there is an enforceable agreement among the Participant, the Plan and the Employer under which repayment of the new loan shall be made by payroll withholding.

4. Section 10.9 is amended to read as follows:

10.9 Loan Payment

Substantially level amortization shall be required of each loan with payments made at least monthly, generally through payroll deduction. Loans may be prepaid in full at any time. The Participant may choose the loan repayment period, not to exceed five years, except that the repayment period may be for any period not to exceed 15 years if the purpose of the loan is to acquire the Participant's principal residence.

5. Section 10.11 is amended in its entirety to read as follows:

10.11 Repayment Suspension

The Plan Administrator may suspend loan payments for any period during which a Participant is on (i) an unpaid Leave of Absence or (ii) a Leave of Absence, where the amount of pay (less applicable employment tax withholding) is insufficient to cover the Plan loan installment; provided that such suspension may not last more than 12 months (except as described below for military leave). Regardless of whether installment payments are suspended pursuant to the preceding sentence, the entire balance of the loan must be paid within the latest permissible term of the loan and the amount of the installments due after the leave ends must not be less than the amount required under the terms of the original loan.

The Plan Administrator may suspend loan payments while a Participant is on a Leave of Absence for military service. The period of such military service will not be counted as part of the loan term. Once the Participant returns from military service, the loan payments will resume and the loan must be repaid thereafter by amortization in substantially level installments over a period that ends not later than the latest permissible term of the loan (disregarding the period of military service). To the extent required by the Soldiers' and Sailors' Civil Relief Act, the interest rate on an outstanding Participant loan will not exceed 6% while a Participant is on military leave.

Longview Fibre Company has caused this Amendment to be executed on the date indicated below.

LONGVIEW FIBRE COMPANY

Dated:  February 14, 2005                           By:  /s/ L. J. McLaughlin

                                                                       Name:  L. J. McLaughlin

                                                                       Title:  Senior Vice President-Finance, Secretary and Treasurer